 Exhibit 99.1

CIBC Code of Conduct

 November 2023

CIBC External
Approved by CIBC’s Board of Directors effective November 1, 2023

Table of Contents

Table of Contents	2
A message from Victor G. Dodig, President and CEO	4
1. Overview of the Code	5
1.1 What is the purpose of the Code?	5
1.2 Who has to follow the Code?	5
1.3 What do we expect of our people leaders?	5
1.4 How should we use the Code?	5
1.5 How do I speak up?	6
1.6 What if I am concerned about retaliation for speaking up?	6
1.7 What happens if I don’t follow the Code?	7
1.8 How does CIBC make sure the Code is effective?	7
2. We act with honesty and integrity	8
2.1 We comply with the law and CIBC policies	8
2.2 We follow CIBC policies and procedures in our efforts to detect, prevent and deter financial crimes	9
2.3 We act within our scope of authority	11
2.4 We act responsibly in managing inside information and our personal trading in securities	11
2.5 We compete fairly	12
2.6 We respect intellectual property	12
3. We ensure a respectful and safe workplace	13
3.1 We prohibit discrimination and harassment	13
3.2 We promote a healthy, safe and secure workplace	14
3.3 We follow restrictions on alcohol and drugs	14
3.4 We do not carry on outside political activities or religious advocacy at work	14
4. We identify and avoid conflicts of interest	15
4.1 We are careful about gifts, entertainment or other advantages or benefits that we offer or accept	16
4.2 We do not borrow or lend personal funds	16
4.3 We respect our suppliers	16

External

4.4 We are cautious about being named a beneficiary or given a power of attorney, or appointed as
executor or other personal representative	17
4.5 We obtain appropriate approval(s) before engaging in outside activities and investments	17
4.6 We follow restrictions on processing personal transactions	18
5. We serve our clients, action our ESG commitments and protect our brand and investors	19
5.1 We represent CIBC	19
5.2 We participate in community activities responsibly	20
5.3 We put our ESG commitments into action	20
6. We safeguard information of our clients and team members and we protect other CIBC assets	21
6.1 We protect confidentiality and privacy	21
6.2 We maintain CIBC’s information security	22
6.3 We safeguard CIBC’s property	23
6.4 We follow business expense policies	23
6.5 We maintain complete and accurate records	23
7. We cooperate with investigations	24
8. We speak up and get advice	25

External

A message from Victor G. Dodig, President and CEO

At CIBC, we are committed to helping make your ambitions a reality.

Across our CIBC Team, we each play an important role in maintaining the integrity of our bank, ensuring it is a respectful and genuinely caring place to work.

We are committed to doing what’s right for our clients, our communities, and for one another. This is foundational to our purpose-led and inclusive culture where we all act with integrity and authenticity.

Our Code of Conduct (Code) is an important reference point in our culture and it also lays out the standards we have in place for how we should act and treat our clients, communities and fellow team members. Everyone in our bank must speak up if something does not seem right, and you should feel confident that your concerns will be addressed appropriately.

I am proud to be part of a team that puts our clients’ needs at the heart of every decision we make while treating one another with respect. A vibrant and inclusive culture is essential in helping our clients achieve their ambitions, and our Code of Conduct is a foundational element in living our purpose for all of our stakeholders.

Victor G. Dodig

President and CEO

4 | External

1.	Overview of the Code

The terms “we”, “our”, “us” and “team members” refer collectively to all CIBC employees, contingent workers and CIBC Board members globally, and are intended to indicate that adherence to the Code is both a personal and a shared responsibility of all CIBC employees, contingent workers and CIBC Board members in all regions.

“CIBC” means Canadian Imperial Bank of Commerce and its wholly-owned subsidiaries.

“CIBC Board member” means the members of the boards of directors of Canadian Imperial Bank of Commerce and its wholly-owned subsidiaries.

1.1 What is the purpose of the Code?

We all play a role in maintaining the integrity of our bank - a place where everyone has the right to be treated with dignity and respect. The Code sets out principles for how we behave:

•	We act with honesty and integrity

•	We are all fully aware of, and follow all policies, procedures, and standards that apply to the lines of business that we support

•	We ensure a respectful and safe workplace

•	We identify and avoid conflicts of interest

•	We serve our clients, action our Environment, Social and Governance (ESG) commitments, and protect our brand and investors

•	We safeguard information of our clients and team members and we protect other CIBC assets

•	We cooperate with investigations and report behaviour that is inconsistent with the Code

The Code is our foundation and identifies policies to guide our actions - an important element as we continue to build a purpose-led organization and a relationship-oriented bank for a modern world. This means respecting both the letter and the spirit of the Code in everything we do.

1.2 Who has to follow the Code?

The Code applies to every single one of us globally at CIBC and our wholly-owned subsidiaries1. The Code applies to our interactions at work - and outside work - with team members, clients, shareholders, regulators, governments, suppliers, competitors and the wider community.

1.3 What do we expect of our people leaders?

People leaders play an important role by modelling and helping to ensure acceptable standards of behaviour for team members, and by driving CIBC’s desired culture within their respective teams. A people leader is often the first point of contact when a team member has a question about the Code. People leaders also support and protect from retaliation all team members who, in good faith, report a potential violation of the Code.

1.4 How should we use the Code?

The Code is designed to promote a culture of compliance in alignment with our purpose to act with courtesy, dedication and accountability to do what’s right for our clients and each other. Each of us has a personal responsibility to follow the Code. We must read and understand the Code and live by its principles. If anything is unclear, we speak with our people leader.

1 The CIBC Code of Conduct is applicable to all CIBC team members except for team members in CIBC FirstCaribbean Bank (FCIB), CIBC Cayman Bank (CayBank) and CIBC Capital Markets (Europe) S.A. (Luxembourg) which have their own codes of conduct to comply with local requirements.

5 | External	Overview of the Code

At the end of each Code section, there are links to key policies, including policies that are specific to the regions where we do business. Our actions and decisions have to be consistent with these policies. We must read the policies listed at the end of each section of this Code that are relevant for our role, line of business and region, including policies that have been established at the line of business or operating group level. If we have any questions about the Code or CIBC policies, we will contact our people leader, the Code of Conduct, Mailbox or one of the contacts listed in section 8 of the Code.

1.5 How do I speak up?

If something does not seem right, or you want to raise a concern about your role, activities you believe are inconsistent with the Code, CIBC policies or procedures, or something that might be damaging to CIBC or our stakeholders, you must immediately speak up. There are many ways to speak up:

•	Your people leader is your first point of contact to speak to about your concern
•	If the concern is about your people leader, or you are uncomfortable speaking to them, you can speak to your people leader’s leader
•	You can also speak to the contacts listed at the end of the Code, for example:
•	Corporate Security, Mailbox if your concern is about criminal activity such as fraud, theft, kickbacks, bribery, corruption and manipulation of data. In the US region, US CorpSecurity Intake, Mailbox.
•	Employee Relations (ER), Mailbox or reference the Workplace Issue Resolution Process (WIRP) in Canada (for other regions, contact your Human Resources department) if you need assistance with employment or other workplace issues. In the US region, US Region Employee Relations, Mailbox.

CIBC’s confidential Whistleblower Program is available (by phone and online in many languages) for reporting irregular business activities or wrongdoing that could put CIBC’s integrity or reputation at risk, such as concerns about accounting, internal accounting controls, auditing matters and financial reporting, or concerns that are reportable under applicable whistleblower legislation. Any concern you raise is taken seriously in accordance with our Whistleblower Policy.

1.6 What if I am concerned about retaliation for speaking up?

There is no retaliation for speaking up. We want to be clear: No one may suspend, discharge, discriminate against, harass, threaten or otherwise retaliate against a team member or other person in any way for:

•	reporting in good faith actual or possible misconduct
•	providing information for, or participating in an investigation

If you believe that you are being retaliated against for speaking up, you should contact your people leader or the appropriate contact listed at end of the Code.

Nothing in the Code, any CIBC policies, or any agreement we enter into with CIBC, prevents us from engaging in activities permitted by whistleblower legislation.

6 | External	Overview of the Code

1.7 What happens if I don’t follow the Code?

An employee who contravenes any provision of the Code or a CIBC policy may be subject to disciplinary action up to and including termination of employment for cause without notice, or pay in lieu of notice, as well as possible civil, criminal or regulatory action. Such conduct may also affect their individual performance assessments and compensation.

A contingent worker who contravenes any provision of the Code or a CIBC policy applicable to contingent workers may be subject to action by CIBC up to and including termination of their assignment without notice, as well as possible civil, criminal or regulatory action.

1.8 How does CIBC make sure the Code is effective?

We take different steps to ensure the Code is effective. There is a training program on the Code, and every year all team members must attest that they have read, understood and follow the Code.

As part of the ongoing monitoring and reporting process, we record and report to CIBC’s Board of Directors and/or wholly-owned subsidiary Board of Directors in a region, as applicable, on breaches of the Code so that we can improve our Code, our policies and how we make decisions.

Team members who are seeking a waiver of a provision in the Code due to exceptional circumstances should speak to their people leader, and then contact the Code of Conduct, Mailbox for advice. A waiver of the Code is rarely approved.

Legal requirements provide that CIBC’s Board of Directors must approve waivers for CIBC Board members and certain executive officers, and publicly disclose any waivers.

7 | External	Overview of the Code

2.	We act with honesty and integrity

Honesty and integrity are at the heart of what we do and how we do it. This is how we earn the trust of our team members, our clients, our shareholders and our communities. We respect the spirit of the Code even when the Code does not specifically address a particular situation.

Honesty and integrity is about how team members should behave in an organization with each other, our clients and other stakeholders. When we act with honesty and integrity, we show these behaviours:

2.1 We comply with the law and CIBC policies

CIBC is a global bank subject to the laws and regulations of the regions where we do business. It is critical that we read and understand CIBC policies and procedures, and comply with them. If we are uncertain about how to apply a CIBC policy or procedure, we ask our people leader or the appropriate contact listed at end of the Code.

Team members who are registered or licensed by a regulatory or professional body must follow their registration or licensing requirements. We recognize that any breach of the law, registration or licensing requirements or CIBC policies can have serious consequences for CIBC and each of us.

We know and respect our clients. When we act with integrity, transparency and respect in dealing with our clients, we:

•	communicate with our clients in a timely manner with clear language that is not misleading
•	obtain express consent from our clients to purchase products or services
•	provide clients with the information they need to make the financial decisions that are right for them
•	take ownership by providing a fair, speedy and transparent resolution whenever issues arise
•	conduct appropriate due diligence to ensure the facts and information gathered from our clients is accurate and comprehensive
•	understand our clients’ financial situation (including their financial needs, investment objectives, risk profile, goals and aspirations)
•	recommend products and services that are appropriate to our clients’ financial situation and in their best interests
•	do not engage in inappropriate disclosures

8 | External	We act with honesty and integrity

Inappropriate disclosure includes:

• Misrepresenting a client’s current, future or past financial position

• Modifying or fabricating client documents even if the client consents

• Making changes to previously signed forms even if we are correcting a mistake

• Forging, altering or misusing anyone’s identity, signature or initials

• Recording or knowingly approving a false, misleading or deceptive transaction

• Bypassing procedures in a manner that compromises the integrity of CIBC’s records and disclosures, such as creating your own forms/letters

We demonstrate personal integrity. We immediately tell our people leader when we are charged with a criminal offence, even if we are not guilty of the offence, and we keep our people leader informed of any related proceedings.

People leaders are responsible for contacting Corporate Security about the charge and the outcome at the CorpSecurity, Mailbox. In the US region, US CorpSecurity Intake, Mailbox.

2.2 We follow CIBC policies and procedures in our efforts to detect, prevent and deter financial crimes

CIBC is committed to taking all reasonable and appropriate steps in our efforts to detect, prevent and deter financial crimes. This means we follow CIBC policies and procedures to avoid bribery, fraud, kiting, kickbacks, facilitation payments, theft, payoffs, forgery, tax evasion, misselling or other corrupt business practices. For example, we do not deposit and draw payment instruments between two or more accounts within CIBC or between CIBC and other financial institutions to disguise the lack of funds (known as kiting). We conduct appropriate due diligence, and we immediately report any concerns about these types of inappropriate or suspicious behaviours (including those of team members, suppliers, clients, government representatives or others).

We also follow CIBC policies and procedures to avoid money laundering, terrorist financing, or transacting with countries, entities or individuals subject to sanctions requirements. We verify client information, detect and escalate unusual activity and report suspicious activity in an effort to identify criminal activities, such as human trafficking.

9 | External	We act with honesty and integrity

What steps can we take in our efforts to detect and prevent financial crime?

• We do not help clients alter, remove or mask information to avoid legal requirements, or to perpetrate fraud

• We report unusual transactions to the Enterprise Anti-Money Laundering group based on what we know about our clients and normal banking activity

• We speak up when we think CIBC is being used for criminal activity by contacting the Enterprise Anti-Money Laundering group

• We cooperate with investigations by CIBC

CIBC’s Anti-Bribery and Anti-Corruption Policy is designed to promote awareness of, and compliance with bribery and corruption related regulatory requirements, and supplement ethical standards as set out in the Code. It also helps minimize the risk of improper influence in connection with decisions made by team members, clients, suppliers, and others on CIBC’s activities. The policy outlines applicable regulatory requirements related to the prevention, detection and response to bribery and corruption, and defines key concepts including but not limited to the following:
What is Bribery? “Bribery” means giving, offering or receiving a financial or other advantage or benefit, directly or indirectly, in order to induce or reward the improper performance of any activity.

Bribery does not have to involve an actual monetary payment and can take many forms, including but not limited to a gift, entertainment, a facilitation payment, offers of employment or contracts for goods or services, offers of unpaid student co-op positions or internships, etc.

What is Corruption?

“Corruption” means the misuse of position in return for personal gain.

What is a Facilitation Payment?

“Facilitation Payment” means a payment made to a public official or agency for the purpose of expediting or securing the performance of a routine governmental action that the public official or agency is lawfully required to provide without such a payment.

10 | External	We act with honesty and integrity

2.3 We act within our scope of authority

We act within the scope of our employment/engagement and assigned duties. We are responsible for understanding our authorities, limits on those authorities and how we use them. We only provide advice to our clients that we are authorized and, where required, registered or licensed to provide in the course of our work. This means:

•	we do not give clients financial, trust, legal, tax, investment or other advice without CIBC authorization
•	we do not act outside the authority permitted by our role or our professional qualifications, license or our regulatory registration
•	we do not process a transaction for a client or team member or enter into an agreement for CIBC without proper authorization and documentation.

2.4 We act responsibly in managing inside information and our personal trading in securities

If we have inside information, we never trade in shares or other securities of CIBC or other public companies, nor do we talk to others about that company, which includes providing advice. We know these actions are illegal.

We comply with internal information protocols established to control confidential or inside information. We never disclose confidential or inside information, except as required in the normal course of business or in the performance of our assignment and always as set out in CIBC policies.

We also follow applicable regulatory requirements and CIBC policies that may apply to us for personal trading, including pre-clearing trades in securities and CIBC shares. We will contact the Compliance department if we are unsure about how to handle the situation.

11 | External	We act with honesty and integrity

What is “inside information”?

Inside information means material non-public information about a public company (including CIBC) that, if disclosed, would likely affect the market price of the company’s securities or that a reasonable investor would likely consider important in making an investment decision to buy, hold or sell securities.

2.5 We compete fairly

We deal fairly, honestly and legally with our competitors. This means we do not communicate, acquire or use trade secrets or proprietary information of others unless we have the right to do so.

Certain agreements between competitors are prohibited by law, regardless of the impact on competition. Specifically, we do not make agreements with competitors that would:

•	Fix the price of products or services
•	Allocate clients or markets, including any agreement to avoid competing in a particular market or geographic region
•	Prevent, eliminate or suppress the supply of a product

When providing services to our clients, we do not impose conditions that require clients to:

•	Bring additional business to CIBC
•	Purchase additional products
•	Agree not to purchase a competitor’s products

In addition, there are other laws that prevent CIBC from participating in arrangements or activities that lessen or prevent competition.

These laws are complex, so if any of us have concerns about proposed dealings with competitors or clients, we will discuss them with the Legal Department (or in the US region, US Compliance).

All of our communications, whether internal or external must be truthful, accurate and complete, and must not mislead others. We consult with our people leader if we are unsure about the accuracy or completeness of information we receive.

2.6 We respect intellectual property

Intellectual property is a special type of property, which we may create while working for CIBC. For example, our logos and slogans - even our websites, written publications, trade secrets and business processes - are intellectual property that belong to CIBC, even after we leave. CIBC intellectual property is protected by law, including trademark, copyright and patent laws, and cannot be used by others without our permission.

Other companies also protect their intellectual property and enforce their intellectual property rights. Before we copy, collect, distribute or use intellectual property that belongs to someone else, we ensure that we have the right to do so. We are aware that publications in any form of media, images, photographs, broadcasts, recordings, online data or other online materials, and software, even if publicly accessible, are often protected by copyright law, terms of use, or both. Company brand names, logos, slogans, designs, scents, colour, sounds, taste, holograms and moving images may be protected by trademark law. We consult the Legal Department if we are not certain about our right to do something.

12 | External	We act with honesty and integrity

3. We ensure a respectful and safe workplace

We all have a role to play in helping meet our commitment to provide an inclusive, healthy and safe workplace where everyone feels they belong. This is important to us, as well as, our clients and shareholders, and it’s also a part of our regulatory responsibilities.

When we treat others with respect and maintain a healthy and safe workplace, we show these behaviours:

3.1 We prohibit discrimination and harassment

We have the right to work in an environment that is free of discrimination and harassment. We are committed to protecting and promoting human rights and complying with all human rights laws in the jurisdictions where we operate. Discrimination, harassment, including sexual harassment, or violation of human rights of any sort is prohibited and will not be tolerated.

We are familiar with and follow CIBC policies about respect in the workplace, anti-discrimination and anti-harassment, including policies dealing with suppliers, and report any conduct that is not consistent with these policies.

Refer to: CIBC on Human Rights: Modern Slavery and Human Trafficking Statement.

13 | External	We ensure a respectful and safe workplace

3.2 We promote a healthy, safe and secure workplace

We have the right to work in an environment that is healthy, safe and free from violence or threats of violence. We are committed to health and safety and know that violence of any sort is prohibited and will not be tolerated.

We are familiar with and follow CIBC policies, practices and applicable laws on health and safety and the prohibition of violence in the workplace. We all have an important role to play by reporting any health and safety concerns or prohibited conduct, and completing applicable training on health and safety, and harassment and violence prevention.

3.3 We follow restrictions on alcohol and drugs

We behave in a way that takes into account our impact on team members, clients, and the broader community. When we are representing CIBC:

•	We do not possess illegal substances
•	We do not become impaired by alcohol or other substances (however, drugs prescribed by a licensed health care provider, and taken as directed are permitted, provided we are able to safely do our work)
•	We do not serve alcohol at a CIBC event unless approved by an executive

If we serve alcohol at a CIBC event, we follow these steps:

• Obtain approval from an executive (or in the US region, a US Executive Committee/Operating Committee member), which could be a one-time or ongoing approval

• The people leader responsible for the CIBC event must be in attendance if alcohol is served and must ensure that reasonable procedures and safeguards are in place, so that serving or consuming alcohol is done safely, responsibly and that any required licenses are obtained

• If we consume alcohol at a CIBC event, we will do so responsibly and use transportation that ensures we remain safe, secure and not cause harm

3.4 We do not carry on outside political activities or religious advocacy at work

CIBC respects our right to individual political beliefs and religious practices. However, we express these beliefs or practices as individuals and not as representatives of CIBC.

We will not carry on outside political activities or engage in religious advocacy at work or while representing CIBC. This includes seeking contributions, campaigning and promoting political or religious causes, beliefs or practices. This in no way limits our right to observe our individual political or religious beliefs and practices at work in a private manner. We must follow regional policies and obtain approval from our regional Compliance department for any requests for any outside political activities.

14 | External	We ensure a respectful and safe workplace

4. We identify and avoid conflicts of interest

A conflict of interest and even the perception of a conflict of interest, can damage CIBC’s reputation. We avoid any situation where our personal interest may conflict, or be perceived to conflict with the interests of CIBC, team members, our clients, or suppliers. For example, we do not choose a supplier or select contingent workers for assignments or engagements on the basis of a close personal relationship.

What do we mean by “immediate family”?

In our Code, when we say “immediate family”, we mean your spouse or common law partner, parents, sisters/brothers, children, grandparents, parents-in-law, sisters/brothers-in-law, step-parents, step-children, step-grandparents, step-sisters/brothers, grandchildren, legal dependents, legal guardian, and any corporation or other legal entity that is controlled by you and/or members of your immediate family.

What is a “close personal relationship” that can cause a conflict of interest?

A close personal relationship involves a personal connection, past or present, which may be the result of an emotional bond or financial interaction. Common examples include immediate family members, romantic partners or others with whom we have a financial relationship.

To avoid conflicts:

• We will not be in a reporting relationship or work with someone with whom we share a close personal relationship where we have, or may be perceived to have, the ability to impact their compensation, work conditions or promotion prospects

• We will not use information we possess as a result of our CIBC role to further the interests of someone with whom we have a close personal relationship

• We will not refer other team members or clients to a business that is owned or operated by ourselves or someone with whom we have a close personal relationship, unless permitted by CIBC policies or procedures

• We will comply with restrictions on processing personal transactions

15 | External	We identify and avoid conflicts of interest

4.1 We are careful about gifts, entertainment or other advantages or benefits that we offer or accept

Giving or accepting a gift, entertainment or other advantage or benefit to or from a team member, client, supplier, prospective client, members of the media, public official or agencies might create an actual, potential or perceived conflict of interest, especially where the value is more than nominal.

Even where a conflict of interest does not exist, a gift, entertainment, other advantage, or benefit could be viewed as an attempt to influence a business decision. We are familiar with the restrictions in CIBC policies on giving or accepting gifts, entertainment, other advantages or benefits. We adhere to annual maximum gift limits as set out in CIBC’s Anti-Bribery and Anti-Corruption Policy and other requirements in CIBC policies when we give or accept gifts, entertainment or other advantages or benefits, and entertain clients or others. We do not give or accept a gift, entertainment, other advantage or benefit if it could create an actual, potential or perceived obligation, expectation or conflict with our work at CIBC. We never try to influence the outcome of an official decision by offering or receiving a gift, entertainment, other advantage or benefit.

Here are some examples of gifts, entertainment or other advantages or benefits that may create a conflict of interest or other concerns:

• Products or services with more than a nominal value

• Gifts of cash or cash equivalents;

• Discounted products

• Free travel or accommodation

• Event tickets

4.2 We do not borrow or lend personal funds

We do not borrow or lend personal funds or other personal property (directly or indirectly) to a client, team member or supplier who has an ongoing or prospective business relationship with us. This restriction does not apply to:

•	Transactions with immediate family members
•	Transactions with clients who are financial intermediaries (such as department stores or other financial institutions) if the transaction is conducted on market terms and conditions

We avoid pooling personal funds with another team member or client.

Refer to: the Code of Conduct: Frequently Asked Questions.

4.3 We respect our suppliers

We make every effort to select and deal with ethically responsible suppliers that align with our principles in CIBC policies on supplier conduct. We are careful to avoid a conflict of interest in selecting a supplier.

Refer to: CIBC Supplier Code of Conduct; and our CIBC on Human Rights: Modern Slavery and Human Trafficking Statement.

16 | External	We identify and avoid conflicts of interest

4.4 We are cautious about being named a beneficiary or given a power of attorney, or appointed as executor or other personal representative

A conflict of interest might arise where we accept signing authority or a power of attorney from our client for that client’s account. We might also discover that a client has made us a beneficiary, executor or other personal representative (for example, guardian, trustee, committee or curator). CIBC discourages team members from accepting these designations and appointments. Depending on the circumstances, we might have to ask our client to revoke the designation or we may have to decline the appointment. If we want to act as a signing authority, personal representative, remain as a beneficiary or act under a power of attorney, we must obtain prior approval or seek approval as soon as we become aware of the designation or appointment, from our people leader and the Compliance department (through the EWC, Mailbox). In most situations, this does not prevent us from being a beneficiary, acting under a power of attorney, or serving as executor, guardian or other personal representative of an immediate family member.

Remember, CIBC has the right to require us to renounce any bequest or appointment, or to remove ourselves from dealing with a client’s estate where there is an actual, potential or perceived conflict of interest.

4.5 We obtain appropriate approval(s) before engaging in outside activities and investments

CIBC supports our participation in our communities through taking roles in community organizations, clubs and associations. However, we avoid positions, associations, investments or other outside activities that may interfere with, or be perceived to interfere with, our work at CIBC and our judgment about doing the right thing for our clients and with our team members. Team members are expected to devote their working hours to their CIBC work. CIBC policies require employees to discuss and obtain prior approval from their people leader and the Compliance department to participate in an outside activity or private investment so that any actual, potential or perceived conflicts of interest can be avoided.

Contingent workers are required to discuss any outside activity with their people leader so that any actual, potential or perceived conflicts of interest are appropriately addressed. Depending on their region or line of business guidelines, they may or may not be required to complete an outside activities form.

Outside activities include:

• Additional employment or contract work outside of CIBC

• Carrying on business activities outside CIBC

• Private investments (known as private placements or private security transactions) or controlling interest in public companies

• Serving as a director, officer or committee member of a company, organization or association (including not-for-profit organizations or associations)

• Acting as a party to an estate or tax planning arrangement (other than an immediate family member’s arrangement), such as acting as settlor, donor or subscriber of shares

• Acting as a personal representative for a client (other than an immediate family member)

• Owning two or more rental properties (for securities registrant, one or more) that is not your principal residence (Refer to Code of Conduct: Frequently Asked Questions for details)

• Campaigning/holding a public office

17 | External	We identify and avoid conflicts of interest

To avoid conflicts of interest, it is not acceptable to act as an officer or director of a client’s business. In addition, we realize that acting as a director of a public company also requires CEO approval because of the time commitment required to serve on public company boards and the potential conflict of interest that may arise if the company is or becomes our client. These requests are rarely allowed.

To request approval for an outside activity or private investment, complete the applicable Outside Activities Approval Request form in your region.

CIBC Board members follow board policies to obtain approval for outside activities.

4.6 We follow restrictions on processing personal transactions

Processing transactions for ourselves or for those close to us can create a conflict of interest. We follow restrictions in CIBC policies on processing personal transactions. We do not process, or ask another team member who reports to us directly or indirectly to process, a transaction for us, a member of our immediate family or anyone with whom we share a close personal relationship, a financial interest or for whom we are a personal representative (for example, acting as trustee, executor, guardian, committee, curator, or under a power of attorney).

18 | External	We identify and avoid conflicts of interest

5. We serve our clients, action our ESG commitments, and protect our brand and investors

We are proud of our bank - who we are, the role we play in our clients’ lives and the impact we have on our communities.

When we serve our clients, action our ESG commitments, and protect our brand and investors, we show these behaviours:

5.1 We represent CIBC

CIBC respects our right to publicly express our personal views. Although, in doing so, you must not compromise CIBC’s image or reputation, whether during or outside work hours. We do not disparage, defame, embarrass or harass team members, clients, visitors, suppliers or competitors.

We use social media appropriately. We must all understand what is expected of us when using social media to ensure that we protect our brand, reputation, client information and other CIBC information and that we maintain standards of professionalism, honesty, and integrity. To understand if we’re using social media appropriately, we must ask ourselves if others might be offended by our posts or those we share or like.

We use CIBC’s brand name and trademarks with permission. We may only use CIBC’s brand name and trademarks outside of CIBC as part of our regular job duties or at an external function where CIBC’s participation has been previously approved.

We are careful when communicating with government agencies, regulators or officials. When we communicate with a government agency, regulator or official, we must not give the impression that we are communicating on CIBC’s behalf unless we have the authority to do so. In certain situations, team members who communicate with government officials on behalf of CIBC must comply with lobbying activity pre-approval, registration and reporting requirements in CIBC policies.

We obtain approval(s) before public speaking, speaking with media or writing engagements. If we plan to speak or write in a public forum as a CIBC representative, or may be perceived as a CIBC representative (for example, speaking to the media, presenting a lecture or publishing an article, submitting a white paper or external report for an industry conference), or are contacted by a reporter, we obtain prior approval from our people leader and CIBC Communications and Public Affairs (or in the US region, from US Corporate Communications).

19 | External	We serve our clients, action our ESG commitments and protect our brand and investors

5.2 We participate in community activities responsibly

CIBC supports our involvement in community activities. We know that by participating in those activities, we are, or may be perceived to be, representatives of CIBC.

When soliciting charitable donations or fundraising, whether on behalf of CIBC or another organization, we emphasize the voluntary nature of the donation. We are careful not to put team members (particularly those who report to us, directly or indirectly), clients or suppliers in a position where they may feel obligated to contribute - or fear being treated unfairly if they do not make a donation.

If we are involved in a draw or charitable fundraising contest at CIBC, we must follow applicable requirements. For more guidance, we contact the Legal Contest, Mailbox, or the Legal Department in our region.

5.3 We put our ESG commitments into action

We are putting our ESG commitments into action to create positive change for our team, our clients, our communities and our planet. We consider the environmental and social impacts of our decisions to ensure sustainable business practices and we act with integrity and transparency to maintain the trust that clients and other stakeholders have placed in us.

Refer to: CIBC’s Sustainability Report; and CIBC’s Climate Report.

20 | External	We serve our clients, action our ESG commitments and protect our brand and investors

6. We safeguard information of our clients and team members and we protect other CIBC assets

6.1 We protect confidentiality and privacy

We take all reasonable steps to preserve the confidentiality and privacy of CIBC information. This includes accessing and using CIBC information only for the purposes intended, as per your business procedures, and disclosing that information only to those who have a specific and authorized business need to know.

We will collect, use, share or view clients’ or team members’ personal information only when we have a reasonable business purpose for doing so and in compliance with applicable laws and our access authority.

We use data only for the purposes for which it was collected. The Data Lifecycle Management, Data Governance, and Records Management Policy defines the guiding principles, organizational structure, governance roles and responsibilities, and oversight operating model to ensure that data and records are suitable for their intended use and managed against their disposal or destruction requirements.

How do we protect confidentiality and privacy?

• We do not access files, profiles, systems, accounts or other information about ourselves, immediate family members or those with whom we have a close personal relationship

• We do not access client or team members’ files, profiles, systems, accounts or other information if we do not have a valid business reason for doing so

• We avoid discussing or otherwise disclosing confidential information in public places

• We are aware of our immediate surroundings when working remotely and avoid discussing confidential information and client’s or employee’s personal information if it may be overheard by unauthorized persons

• We minimize the use of printed copies of CIBC information for work

• We securely store, transmit and dispose of CIBC information and follow our record retention policies and procedures

• We report any concerns or breaches of confidentiality or privacy immediately to our line of business leader as well as the privacy contact in our region or line of business

21 | External	We safeguard information of our clients and team members and we protect other CIBC assets

6.2 We maintain CIBC’s information security

CIBC’s information is one of our most important assets and we safeguard CIBC’s information/data, technology systems, resources, software, applications or facilities when we follow CIBC policies that govern their use. CIBC records and monitors our activity on its technology systems, resources and facilities for the purpose of detecting and preventing unauthorized use, sharing or access.

When sending communications through CIBC’s networks, we must always maintain a professional tone and comply with the Code and CIBC’s policies for our behaviour. We follow these requirements whether we are using CIBC’s equipment or our own.

Our personal use of CIBC systems must be reasonable and must not interfere with our job responsibilities and work-related needs. We must not use these systems to view or communicate inappropriate material. These systems must not be used to do work on behalf of another business or organization.

22 | External	We safeguard information of our clients and team members and we protect other CIBC assets

How do we protect CIBC information?

• We do not send or forward information that is classified by CIBC as Internal, Confidential (both Normal or High) or Restricted to or from a non-CIBC personal email address directly or indirectly. For guidance on the appropriate use of email, refer to Acceptable Use of CIBC Information and Information Systems Policy.

• We only install authorized CIBC software on devices when using them for work. We ensure we follow approved processes for doing so (for example, use Get IT (ServiceNow) and approved apps from a corporate store)

• We do not share our passwords for CIBC systems and we protect our devices from unauthorized access

• When we conduct work for CIBC, we must only use CIBC approved technologies and methods of communication. Text messaging and messaging on social media applications (for example, WhatsApp, WeChat) from personal devices for CIBC business purposes is strictly prohibited

6.3 We safeguard CIBC’s property

We do not bypass controls in place that protect CIBC property. These controls include use of safes, vaults and other security equipment; physical or logical access control; and other security-related processes. CIBC will require you to return or destroy CIBC property upon request.

6.4 We follow business expense policies

When we incur expenses or approve expenses on behalf of CIBC, we follow CIBC policies to ensure the expenses are reasonable, for a valid business purpose and supported by receipts.

6.5 We maintain complete and accurate records

If CIBC’s records are incomplete or inaccurate, the trust of our stakeholders and the integrity of our reputation may be compromised. We ensure that records of team members, clients, suppliers or others adhere to CIBC’s policies.

23 | External	We safeguard information of our clients and team members and we protect other CIBC assets

7. We cooperate with investigations

We may be asked to participate in an internal or external investigation, inquiry, or review of concerns or possible misconduct. We have a duty to cooperate and provide honest, accurate, complete and timely information. When requests are made by an external party, there are steps we must take before responding. We will notify our people leader and contact the appropriate CIBC department listed in section 8 of this Code.

If we are disclosing information to a regulator or enforcement agency under whistleblower legislation, we do not have to contact any CIBC department to do so.

24 | External	We cooperate with investigations

8. We speak up and get advice

To speak up or get advice, we contact our people leader or their leader. In addition, we can contact the appropriate CIBC departments, or any member of the Executive Committee, the CEO or a CIBC Board member. CIBC Board members should contact the Chair of the Board.

Omitted.

25 | External	We speak up and get advice